CarMax Auto Funding LLC

12800 Tuckahoe Creek Parkway, Suite 400

Richmond, Virginia 23238

May 17, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rolaine Bancroft

Re:	CarMax Auto Funding LLC

Registration Statement on Form S-3

Registration No. 333-132357

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CarMax Auto Funding LLC (the “Company”) hereby requests that the effective date and time of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. on May 19, 2006 or as soon thereafter as possible.

The Company acknowledges that (i) if the Commission or the Staff, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request for acceleration or the supplemental representations contained herein, please call Peter E. Kane of McGuireWoods LLP at (804) 775-4387.

Very truly yours,

CARMAX AUTO FUNDING LLC

By:	/s/ Thomas W. Reedy
Thomas W. Reedy
Treasurer